TSX:IRC                                                                              NR 05-05

                                                                                        April 1, 2005

INTERNATIONAL ROYALTY CORPORATION

SIGNS DEFINITIVE AGREEEMENT WITH BHP BILLITON

TO ACQUIRE 23 ROYALTY INTERESTS

DENVER, COLORADO - April 1, 2005 - International Royalty Corporation (TSX: IRC) (the "Company") yesterday signed a definitive agreement with BHP Billiton World Exploration Inc. and several of its affiliates (“BHP Billiton”) to acquire a portfolio of 23 mineral royalty interests.  The definitive agreement supersedes the letter agreement between the parties dated November 15, 2004 as disclosed in the Company’s prospectus dated February 3, 2005.

Consideration to be paid is US$1,240,000, consisting of US$615,000 to be paid in cash and US$625,000 in common shares of the Company valued at CAD$4.30.  The shares will be issued pursuant to a private placement and will have a hold period of four months.  The transaction is expected to close in April 2005.   The portfolio contains various types of royalties on five feasibility-stage and 18 exploration-stage properties being explored for copper, diamonds, gold, molybdenum, non-metallics, nickel, platinoids, silver or zinc.  These properties are located predominantly in Australia and Canada but are also are located in Brazil, Burkina Faso, Ghana, Mexico, Russia, Tunisia and the United States.

BHP Billiton has agreed to provide the Company with a right of first offer with respect to the common shares of the Company issued to BHP Billiton for the purchase of the royalties. The right to accept any offer made by BHP Billiton may be assigned by the Company to a third party.

Douglas B. Silver, Chairman and CEO of the Company, said “The signing of the definitive agreement is one of the first steps in the execution of our growth program. The BHP Billiton acquisition brings additional diversification and value to our growing portfolio of royalties.  These royalties mark the successful completion of one of our many target acquisitions and we look forward to pursuing additional high value royalties in the future.”

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. After the transaction is complete, the Company will hold interests in over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada.  The Company’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

The Company currently has 56,830,469 common shares outstanding.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

For further information please contact: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017/ Email:  info@internationalroyalty.com